600 Third Avenue 39th Floor New York, NY 10016 USA	Tel: +1 212-251-1199 Fax: +1 212-251-1180 Cell: +1 917-703-1530 E-mail: jsmall@intlseas.com	James D. Small III Chief Administrative Officer, Senior Vice President, Secretary & General Counsel

November 28, 2017

Cecelia Blye, Chief
 Office of Global Security Risk
Pradip Bhaumik, Special Counsel
 Division of Corporation Finance
Securities and Exchange Commission
 Washington, DC  20549-7010

RE:	International Seaways, Inc. Form 10-K for the Year Ended December 31, 2016 Filed March 31, 2017 File No. 1-37836

Dear Ms. Blye and Mr. Bhaumik:

By letter dated November 15, 2017, the staff of the Securities and Exchange Commission (the Staff") provided certain comments on the Exchange Act filings of International Seaways, Inc. (the "Company") referenced above.

Due to internal workloads and the timing of this year's Thanksgiving holiday, the Company requires additional time to collect and analyze the information required to respond to such comment letter.  Accordingly, the Company requests leave to file its response via EDGAR on or before December 14, 2017, representing an extension of 10 business days from the original deadline.

We very much appreciate the Staff's accommodation and thank you for your understanding.

Should you require any additional information with regard to this matter, please do not hesitate to contact me at (212) 251-1199.

Very truly yours,

/s/James D. Small III

James D. Small III